November 3, 2006

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:	Point.360
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended March 31, 2006
File Number: 000-21917

Dear Mr. Fay:

The following is provided in response to your October 20, 2006 letter to Haig S. Bagerdjian. The paragraph numbers correspond to those in your letter.

1.  We will include the requested disclosures in the MD & A in the 2006 Form 10-K. Since we do not include the EBITDA discussions in our Forms 10-Q, the Form 10-Q for the quarter ended September 30, 2006 to be filed by November 14 will not include such disclosures.

2.  Attached is the goodwill impairment test as of September 30, 2006. As you will see, the fair value of the enterprise has been determined using current objective evidence, including an unsolicited written offer for a portion our business and an independent appraisal of the assets not included in the offer. Our Board of Directors is currently considering the offer. The objective evidence was used in the 2006 test as opposed to discounted cash flow methodology because the valuations are empirical as opposed to being based many assumptions.

If you have any questions regarding this communication, please call the undersigned at 818-565-1444.

Very Truly Yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer

ARS/cht

VALUATION ANALYSIS IN SUPPORT OF THE
SFAS NO. 142 GOODWILL IMPAIRMENT TEST OF
POINT.360

AS OF

September 30, 2006

TABLE OF CONTENTS

Page Number

1.0	Introduction		1
	1.1	Purpose	1
	1.2	Key Provisions of FAS 142	1
	1.3	Sources of Information	2

2.0	History and Nature of Business		2

3.0	Industry Outlook		3

4.0	Valuation Approaches		4

5.0	Application of Underlying Assets Approach		5
	5.1	Methodology	5

6.0	Conclusion of Business Enterprise Value		6

7.0	SFAS No. 142 - One Step Analysis		6

8.0	SFAS No. 121 - Accounting for the Impairment of Long-Lived Assets		6

Index to Exhibits

Exhibit I		FAS 142 Step One Test

Exhibit II		Fair Value of Assets

Exhibit III		Unsolicited Offer to Purchase Certain Assets

Exhibit IV		Independent Appraisal

1

1.0	INTRODUCTION

1.1	Purpose

This impairment test of the goodwill of Point.360 has been performed to assess the possible impairment of Point.360’s intangible assets in accordance with the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets.” This test follows the initial impairment test (as of January 1, 2002) performed independently by Standard & Poor’s as set forth in its report dated June 7, 2002. A similar test will be performed each September 30, or more often as circumstances dictate.

1.2	Key Provisions of FAS 142

Goodwill represents the amount paid to acquire an asset/entity in excess of its fair market value and represents the intangible value placed on such items as: customer lists; trademarks; intellectual property; acquired management and related synergies. Goodwill shall not be amortized, although it will still be recognized as an asset.

Goodwill shall be tested for impairment annually or more frequently if events or changes indicate that the asset might be impaired as discussed in paragraph 28 of the statement. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

Goodwill shall be tested for impairment at a level of reporting referred to as a reporting segment. Paragraph 30 of the statement defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Point.360 is considered a single report unit for purposes of performing the FAS 142 test.

In performing the test for and quantifying a potential impairment, a two-step process is used:

•
(Step One Test) First, the entity must determine whether an impairment of the subject assets exists. SFAS No. 142 states that an impairment is determined by estimating the Fair Value of a reporting unit and comparing that value to the reporting unit’s net carrying value (or book value). If the Fair Value is more than the carrying amount of the reporting unit, an impairment loss is not recognized.

•
(Step Two Test) Second, if it is determined that an impairment exists, (i.e., the Fair Value is less than the carrying value of a reporting unit), the Fair Value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of its goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds the estimated Fair Value of that goodwill.

Point.360 operates in one identifiable reporting unit. Thus, the only entity for which impairment is tested is Point.360 as a whole.

1.3	Sources of Information

In the course of the valuation analysis, we used the following:

•	The value of certain assets based on an unsolicited offer from a willing buyer of those assets and the related business.

•	The fair value “in place” as determined by an independent appraisal for those assets not part of the unsolicited offer

•	The fair value of other assets (principally accounts receivable and inventory)

2.0	HISTORY AND NATURE OF BUSINES

Point.360

Point.360 is a provider of video and film asset management services to owners, producers and distributors of entertainment and advertising content. Point.360 provides the services necessary to edit, master, reformat, archive and ultimately distribute its clients’ video and audio content, including television programming, feature films, spot advertising and movie trailers.

Point.360 provides worldwide electronic distribution, using fiber optics, satellites, and the Internet. The Company delivers commercials, movie trailers, electronic press kits, infomercials and syndicated programming, by both physical and electronic means, to thousands of broadcast outlets worldwide.

The Company derives revenues primarily from the entertainment industry, consisting of major and independent motion picture and television studios, cable television program suppliers and television program syndicators; and the advertising industry, consisting of advertising agencies and corporate advertisers. On a more limited basis, the Company also services national television networks, local television stations, corporate or instructional video providers, infomercial advertisers and educational institutions.

Acquisition History

Since January 1997, the Company has successfully completed ten acquisitions of companies providing similar services. As a result of these acquisitions, the Company is one of the most diversified providers of technical and distribution services in its markets, and therefore is able to offer its customers a single source for such services at prices that reflect the Companies’ scale economies.

3.0	INDUSTRY OUTLOOK

The creation of feature films and television programs is traditionally divided into distinct but interrelated phases: production, post production, distribution and exhibition. Production is the actual recording of visual images on film or videotape which generally takes place on a physical set or location. Post production has been generally defined as the various activities required to prepare a product for commercial release which occur subsequent to production. Distribution is the process whereby the finished product is delivered, either physically or electronically, to the specific medium which will exhibit the product to the consumer, such as a movie theater, television network, cable channel or prerecorded videotape retailer.

PriceWaterhouseCoopers (PwC), in its 2005 Global Entertainment and Media Outlook report, estimated the size of the 2004 U.S. motion picture and video production market for all forms of entertainment and industrial television at $35.0 billion. The size of the worldwide market is estimated at $84.2 billion in 2004, having grown 8.0% from the year prior, buoyed by continued demand for DVD’s but mitigated somewhat by a drop in box office spending and by continued piracy, which is cutting into legitimate sales. PwC estimates that worldwide global filmed entertainment will reach $118.9 billion by 2009, with a compounded annual growth rate of 7.1%. The U.S. market alone will account for $48.1 billion in 2009. PwC also estimates the size of the U.S. television advertising market at $31.3 billion in 2004, and will reach a level of $40.0 billion in 2009; a compounded annual growth rate (CAGR) of 5.0%. The sector will see increased growth from local cable advertising, which is projected to increase at 11.1% annually from 2004-2009. The charts below show historical and projected size of the U.S. filmed entertainment and U.S. television advertising markets:

Filmed Entertainment(1)
(U.S. $ in Millions)

Television Advertising(1)
(U.S. $ in Millions)

(1) Per PwC’s Global Entertainment and Media Outlook 2005-2009.

4.0	VALUATION APPROACHES

Generally accepted valuation theory indicates that all assets, including intangible assets and goodwill, are valued using a range of methodologies, but that all methodologies essentially represent combinations of elements of the following approaches, which themselves are inter-related.

Income Approach

The Income Approach is a valuation technique that provides an estimation of the Fair Value of a business based on the cash flows that a business can be expected to generate. This approach begins with an estimation of the annual cash flows a prudent investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of Fair Value.

Market Approach

The Market Approach indicates the Fair Market Value of the Common Stock of a business by comparing it to publicly traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar businesses yields insight into investor perceptions and, therefore, the value of the subject company.

After identifying and selecting the comparable publicly traded companies, we analyze their business and financial profiles for relative similarity. Once these differences and similarities are determined and appropriate adjustments are made, Market Value of Invested Capital (“MVIC”) multiples (i.e. MVIC to Revenue, MVIC to Earnings Before Interest & Taxes, MVIC to Earnings Before Interest, Taxes, Depreciation and Amortization) of the publicly traded companies are calculated.

Underlying Assets Approach

The Underlying Assets Approach indicates the Fair Value of the Common Stock of a business by adjusting the asset and liability balances on the Subject Company’s balance sheet to their Fair Value equivalents. The Underlying Assets Approach is based on the summation of the individual piecemeal values of the underlying assets. The Fair Value of the equity on a marketable, controlling basis is then indicated by the sum of the Fair Value of the assets less the Fair Value of the liabilities. This approach is performed in two steps: (1) the value of each of the component assets and liabilities are estimated; (2) the net asset value of the firm is calculated by subtracting the value of the liabilities from the value of the assets.

We used the Underlying Assets Approach since we have recently received an unsolicited offer to purchase a portion of our assets and business and have a recent independent appraisal of the remaining assets. The Income Approach in the form of the Discounted Cash Flow analysis to estimate the Fair Value was not used because the preferable underlying assets approach produced a more objective valuation. The Market Approach was not utilized due to the lack of companies relative to Point.360 that are publicly traded.

5.0	APPLICATION OF THE UNDERLYING ASSETS APPROACH

The following section details our primary methodology in the development of the Underlying Assets Approach.

5.1	Methodology

In September 2006, we received an unsolicited offer from DG Fastchannel to purchase the assets and business of the five MultiMedia locations for $35 million (see Exhibit III). FAS 142 permits estimation of the fair value of assets to be determined using the cash flow approach used previously, but also states that fair value shall be based on the best information available.  Fair value is defined as the amount at which that asset could be bought or sold by a willing buyer and seller in other than in a forced liquidation.

The $35 million price relates to only a portion of our single reporting entity. To determine the fair value of the whole, we took the conservative approach of adding the independently appraised value of the remaining physical assets and book value of receivables and inventory (see Exhibit II) to the $35 million offered for the MultiMedia assets. A less conservative approach would be to extrapolate the $35 million to the entire company which would result in a much higher value. The conservative method was used to give consideration to the corporate infrastructure that needs to remain in place, notwithstanding the fact that we have no offer in hand for the remaining assets.

6.0	Conclusion of Business Enterprise Value

The enterprise value at September 30, 2006 based on available asset valuation data is:

$64,753,000

SFAS NO. 142 - STEP ONE ANALYSIS

SFAS No. 142 states that an impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit’s carrying value (or book value). If the fair value is more than the carrying amount of the reporting unit, an impairment loss is not recognized. Based on the Step One Test, the book value of equity for Point.360 as of September 30, 2006 is lower than the respective Fair Value of equity. According to our calculation, the fair value of equity is $57.3 million (business enterprise value of $64.8 million less $7.4 million of interest bearing liabilities), which is $17.1 million higher than the implied book value of equity of $40.2 million. Since Point.360 passes the Step One test, it is not required to perform the Step Two test. See Exhibit I for a summary of the analysis.

SFAS NO. 121 - ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

SFAS No. 121 indicates an entity shall review their long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an assets may not be recoverable. An impairment loss recognized shall be measured as the amount by which the carrying amount of the assets exceeds the fair value of the asset. The fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. If such information is not available, then alternative techniques of valuation may be used, such as outside appraisals or the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. For purposes of this analysis, to compute the fair value of assets, we used the information derived in our review of SFAS No. 142, specifically and unsolicited offer from a potential buyer of certain assets, the results of an independent appraisal and the net book value of our quick assets. Following is a table summarizing our results at September 30, 2006:

Fair Value of Assets	64,753

Book Value of Total Assets	62,649

Excess Value of Assets	2,104
No Impairment

EXHIBIT I

POINT.360
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: September 2006
SUMMARY OF VALUES - STEP ONE TEST
($000's except for percentages)

Equity Valuation Assessment		Point.360

Business Enterprise Value		$64,753
Less: BV of Short Term Interest Bearing Liabilities		(3,629)
Borrowings under credit agreement	2,439
Current portion of capital lease oblig. and notes payable	1,190
Less: BV of Long Term Interest Bearing Liabilities		(3,771)
Borrowings under credit agreement	3,763
Capital Lease obligations, less current portion	8

Fair Value of Equity		57,354

Preliminary Calculation of Potential Impairment (per Management)

Book Value of Total Assets		62,649
Less: Non Debt Liabilities		(15,019)
Accounts Payable	3,532
Accrued Expenses & Other	4,565
Current & Deferred Taxes	6,744
Other Liabilities	178
Less: BV of Short Term Interest Bearing Liabilities		(3,629)
Borrowings under credit agreement	2,439
Current portion of capital lease oblig. and notes payable	1,190
Less: BV of Long Term Interest Bearing Liabilities		(3,771)
Borrowings under credit agreement	3,763
Capital Lease obligations, less current portion	8

Implied Equity Value		40,231

Impairment Test		17,123

Impairment Test Results (Pass/Fail)		PASS

Exhibit II

POINT.360
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: September 2006
(000's)

Valuation By	Method	Related to	Value
DG FastChannel	Unsolicited Intent to Purchase Letter (Exhibit III)	Multi-Media Assets	35,000

Micro Media	Appraisal for Bank (Exhibit IV)	Fixed assets not included in unsolicited offer	15,659

	Realizable Value (a)	Cash	0
	Realizable Value (a)	Accounts Receivable, Net	13,270
	Realizable Value (a)	Other Receivables	107
	Realizable Value (a)	Inventory	717

Total			64,753

(a)	Equal to net book value.

Exhibit III

Letter Agreement

September 29, 2006

Mr. Haig Bagerdjian
Chairman and CEO
Point.360
2777 North Ontario Street
Burbank, CA 91504

Dear Haig:

Thank you for the operational information and insights you have provided to DG FastChannel (“DGFC”) on Point.360’s ADS distribution and other related business segments (“ADS Business”).

At this time, DGFC formally offers to pay $35 million for the Point.360 ADS Business, with the following terms and conditions to apply:

1.
DGFC will assume the lease obligations for the Dallas and San Francisco facilities. We will be happy to sublease for a period of six months following close the Los Angeles, New York and Chicago leases, but do not want to assume these lease obligations.

2.
DGFC is committed to outsourcing the storage of masters and other content in the Los Angeles market to Point.360; however, DG FastChannel will provide the customer service to the end clients and will invoice the end clients directly. We believe we can reach mutual agreement with Point.360 regarding market rates for such storage services and intend on agreeing to all material terms of a service agreement contemporaneously with the asset purchase agreement.

3.
DGFC is committed to outsourcing to Point.360 its high definition duplication in the LA and NY markets. We believe we can reach mutual agreement with Point.360 regarding market rates for such high definition duplication services and intend on agreeing to all material terms of a service agreement contemporaneously with the asset purchase agreement.

4.
DGFC would require a standard non-compete and a noninterference provision in the asset purchase agreement, which would prohibit Point.360, its key employees, officers, and directors from competing in the ads distribution business or a substantially similar business for a period of seven years.

This offer shall be contingent only on additional due diligence information being provided to DGFC to support this transaction and on the agreement of Point.360 to the terms and conditions of this letter agreement by Tuesday, October 3, 2006.

Best Regards.

Sincerely,

/signed/

Scott Ginsburg
Chairman and CEO
DG FastChannel

Agreed to:

EXHIBIT IV

POINT.360
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: September 2006
Appraisal Performed by Micor Media
Summary of Point.360 Appraisal Values - September 2005
($000's except for percentages)

	Fair Value in Place
Point.360 Location	Multimedia	Post	Total

IVC		6,842	6,842
Burbank		4,877	4,877
Highland		1,845	1,845
Woodholly		856	856
West		702	702
MM-LA	377		377
MM-Chicago	285		285
MM-NY	550		550
MM-Dallas	191		191
MM-San Francisco	303		303
Media Center		537	537

Total	1,705	15,659	17,364
Less: Appraised value of assets to be transferred in unsolicited offer form potential buyer	(1,705)		(1,705)

Estimated Fair Value of Remaining Assets	0	15,659	15,659